UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Unveils Industry's First 802.16e WiMAX™ Solution for License-Exempt Frequency. Dated September 15th, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Unveils Industry’s First 802.16e WiMAX™ Solution for
License-Exempt Frequency

Strengthens wireless broadband leadership with new BreezeMAX® Extreme all-
outdoor solution for multiple market segments and vertical applications

Tel-Aviv, Israel, September 15, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today unveiled its new end-to-end BreezeMAX Extreme branded solution for license-exempt and quasi-licensed frequency bands, incorporating the most advanced WiMAX technology available in the market. The BreezeMAX Extreme solution is designed to help speed up the deployment of broadband infrastructure into multiple market segments such as rural residential and business broadband, video surveillance, public safety, municipality operations and services, smart power grids, and government; and is commercially available today. This solution is another milestone in Alvarion’s licensed-exempt portfolio that builds upon the strength of company’s BreezeACCESS ® VL product family.

The BreezeMAX Extreme solution brings a standardized WiMAX solution with enhanced quality of service (QoS) and security to the industry with the intention to lower the cost of high-bandwidth, carrier-class broadband connectivity for a variety of applications resulting in an improved business case.

The new line of BreezeMAX Extreme family of products is based on an all-outdoor zero-footprint platform designed specifically for license-exempt frequency bands. Engineered for the global 5 GHz license-exempt frequency band and for U.S. 3.65 GHz quasi-licensed frequency band, BreezeMAX Extreme brings the benefits of a complete 802.16e WiMAX offering to the license-exempt segment. Advanced antenna techniques such as MIMO, STC and MMRC along with HARQ support increase data throughput and range. The utilization of 10 MHz and 20 MHz channels enhances capacity. This new solution integrates the radio base station, antenna, ASN gateway and GPS receiver in one compact all-outdoor unit to easily deploy on towers, rooftops and street poles in rural and urban areas.

In addition to being highly scalable and flexible, BreezeMAX Extreme employs complex interference mitigation techniques to allow for robust performance especially since it targets license-exempt frequency bands, and implements dynamic frequency selection (DFS) and automatic frequency selection (AFS).

“More and more markets are opening the doors to a wireless broadband infrastructure, which is requiring more innovative and responsive solutions such as Alvarion’s BreezeMAX Extreme,” said Monica Paolini, president of Senza Fili Consulting. “A standardized WiMAX solution with enhanced quality of service (QoS) and security has the potential to dramatically change the way data services are utilized. The introduction of 802.16e technology to these markets promises to lower the cost of high-bandwidth, carrier-class broadband connectivity for a variety of applications that fit each market’s specific needs.”

Alvarion’s comprehensive license-exempt portfolio now includes the new BreezeMAX Extreme WiMAX solution in addition to BreezeACCESS VL, a flexible and field proven point-to-multipoint solution that is widely deployed all over the world in many countries. Together both product lines will address a variety of applications and market segments.

BreezeMAX Extreme is customized for two different market segments. BreezeMAX Extreme 3650 is targeted for service providers deploying broadband applications to consumers and businesses in the United States. BreezeMAX Extreme 5000 is targeted for WISP, public safety, municipality, smart power grid and government segments enabling applications such as voice, broadband data, and video surveillance.

“Alvarion is supporting wireless operators overcome the challenge of cost-effectively serving the significant unmet demand for broadband in multiple market segments,” said Tzvika Friedman, president and CEO of Alvarion. “The new BreezeMAX Extreme solution will be a catalyst for WiMAX at license-exempt frequency bands and will drive economies of scale from a larger WiMAX ecosystem toward these bands which have traditionally relied on proprietary solutions. It will be among the highest capacity solutions on the market today for the license-exempt bands.”

The BreezeMAX family of radio access products is based on fourth generation OFDM radio innovation that provides state of the art 4G functionality in one of the industry’s most deployed WiMAX platform with over 250 commercial deployments in service around the globe. BreezeMAX is built with IP and OFDM innovation that spans over 12 years of development experience and provides a carrier class stable platform that allows rapid development of new features. Alvarion complies with the leading international environmental regulations by designing products that are environmentally responsible throughout all phases of their lifecycle.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“Alvarion” and “BreezeMAX” are registered trademarks of Alvarion Ltd. in certain jurisdictions.

“WiMAX,” is a trademark of the WiMAX Forum.

All other companies’ names, products, services may be the properties of their respective owners.